June 12, 2025

Alessandro Petruzzi
Chief Executive Officer
Terra Innovatum Global S.R.L.
Via Matteo Trenta 117
Lucca, Italy 55100

Gus Garcia
Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: Terra Innovatum Global S.R.L.
           Registration Statement on Form S-4
           Filed May 14, 2025
           File No. 333-287271
Dear Alessandro Petruzzi and Gus Garcia:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed May 14, 2025
Cover Page

1. Please revise your cover page to state that the GSR III Board determined that the
       Business Combination and Plan of Merger were "advisable, fair to, and in the best interests of, GSR III and its shareholders," as disclosed on page 5. Also revise to state that GSR III Board obtained a fairness opinion from EntrepreneurShares LLC. See
       Item 1604(a)(1) of Regulation S-K.
 June 12, 2025
Page 2
2. Please revise your disclosure to include and quantify all amounts of compensation received or to be received by the SPAC Sponsor, its affiliates, and promoters. In the instance that out-of-pocket expenses or outstanding loans are incurred, quantify the amount to be paid. Please also provide a cross-reference to the locations of related disclosure in the prospectus. Address each aspect of Item 1604(a)(3) of Regulation S-
       K.
3. Please expand the ownership table to include the ownership percentages of all holders of PubCo shares immediately after the Business Combination.
4. Please describe any material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. For example, we note you entered into a Bridge Loan on May 4, 2025 and a related agreement on May 6, 2025.
       See Item 1604(a)(2) of Regulation S-K. We also note references to a PIPE transaction or alternative financing.
5. We note your disclosure that the GSR III Board has approved the business combination agreement and business combination. Please revise your disclosure here,
       and where appropriate, to state whether any director or member of a similar governing body of the SPAC voted against, or abstained from voting on, approval of the de-
       SPAC transaction. If so, identify such persons, and indicate, if known after making a reasonable inquiry, the reasons for the vote against the transaction or the abstention.
       See Item 1606(e) of Regulation S-K.
6. We note your disclosure that public shareholders may elect to redeem their shares even if they vote "for" the Business Combination Proposal. Please revise to clarify, if true, that public shareholders may elect to redeem whether they vote for or against the
       Business combination Proposal.
Cautionary Note Regarding Forward-Looking Statements, page xiv

7. We note your disclosure that statements "are inherently uncertain, and you are cautioned not to unduly rely on these statements." Such statement may imply an inappropriate disclaimer of liability for information in the proxy statement/prospectus.
       Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.
Questions and Answers
What will Terra Innovatum quotaholders receive in the Business Combination?, page xxii

8.     Please clarify here the "certain circumstances" in which legacy Terra
Innovatum
       Quotaholders will be entitled to receive additional PubCo ordinary shares, or include a cross-reference to that discussion.
Summary, page 1

9. Please provide in tabular format in your summary the terms and amount of compensation to be received by the Sponsor, its affiliates, and promoters in
       connection with the business combination. Ensure your disclosure addresses each aspect of Item 1604(b)(4) of Regulation S-K.
 June 12, 2025
Page 3
10. Provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity.
11. Please disclose any circumstances or arrangements under which the sponsor, its affiliates, and promoters could indirectly transfer ownership of your securities through transfers of sponsor membership interests. See Item 1603(a)(6) of Regulation S-K.
12. Discuss the material terms of any material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from those financing transactions, and the dilutive impact, if any, of those financing transactions on non-redeeming shareholders. See Item
       1604(b)(5).
Selected Financial Data of GSR III, page 16

13. Your presentation of net loss of $949,295 for the year ended December 31, 2024 does not appear consistent with data present in the Statements of Operations on page F-4.
       Please revise or advise.
Risk Factors, page 19

14. We note your disclosure on page 1 that the money in your trust account is invested in
       U.S. government securities or in money market funds registered Under the Investment
       Company Act. Please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the
       Investment Company Act. Also include disclosure with respect to consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
Neither the GSR III board of directors, page 41

15. Reconcile your disclosure in this risk factor with your disclosure beginning on page
       79.
The Business Combination
Background of the Business Combination, page 62

16. Please revise to clarify whether Allison Macfarlane will be paid any fees in connection with her consulting work for GSR III. Please also describe her role as a consultant and in the negotiation of the Business Combination.
17. Please revise to explain how you determined the pre-transaction valuation disclosed on page 64.
18. Revise your disclosure here to expand the discussion of GSR III's and Terra's reasons for engaging in the business combination, and whether either entity considered other transactions, such as Terra conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing and structure of the merger for the parties.
       See Item 1605(b)(3) of Regulation S-K.
 June 12, 2025
Page 4

19. Describe the effects of the de-SPAC transaction and any related financing transaction on the special purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, the target company and its affiliates, and unaffiliated security holders of the special purpose acquisition company. The description must include a reasonably detailed discussion of both the benefits and detriments of the de-SPAC transaction and any related financing transaction to the special purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, the target company and its affiliates, and unaffiliated security holders of the special purpose acquisition company. The benefits and detriments of the de-SPAC transaction and any related financing transaction must be quantified to the extent practicable.
20.    Your disclosure on page 63 indicates that PAC was acting on behalf of
Terra
       Innovatum on November 14, 2024. However, your other disclosure states that PAC was not engaged by Terra Innovatum until December 18, 2024. Please reconcile.
GSR III Board   s Reasons for Approval of the Business Combination, page 67

21. Please refer to third bullet. Expand to describe in greater detail the "forecasts" and
       "valuation analyses" with respect to the Business Combination to which you refer.
       Provide the disclosures required by Items 1607 and 1609 of Regulation S-K, as applicable.
22. We note your disclosure on page 68 that an adverse result in "the adidas lawsuit against Thom Browne" could be a negative factor concerning the Business Combination. Please revise to explain the relevance of that lawsuit, and if the result is
       material to the Business Combination, provide appropriate risk factor disclosure.
Certain Unaudited Terra Innovatum Prospective Financial Information, page 73

23. Refer to the penultimate paragraph on page 76. Please revise to clarify the contents of the "illustrative schedule" you mention, when that schedule was prepared and for what purpose it was used. Please also revise to disclose the material assumptions and bases for the deployment numbers to which you refer.
Conflicts of Interest, page 77

24. Please expand the disclosure in this section to describe the fiduciary duties of each director of the SPAC to other companies to which they have fiduciary duties. See Item
       1603(c) of Regulation S-K.
 June 12, 2025
Page 5
Opinion of GSR III's Financial Advisor, page 79

25. In the first paragraph, you disclose the opinion relates to the fairness to GSR III and its shareholders "of the Total Consideration . . . to be issued or paid to such shareholders in the Business Combination," with Total Consideration meaning the shares to be issued by PubCo in exchange for the SPAC's outstanding shares. In the third paragraph, you disclose that the opinion relates to the "Transaction
       Consideration to be issued or paid to the shareholders of Terra Innovatum." Please reconcile and ensure the scope of the fairness opinion provided is disclosed consistently. We note, in this regard, multiple other instances in your disclosure where the scope of the opinion appears to be disclosed inconsistently, including pages xxviii,
       65, 67 and E-4.
Material U.S. Federal Income Tax Consequences, page 84

26. Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, (iii) target security holders, and
       (iv) the SPAC security holders. See Item 1605(b)(6) of Regulation S-K. File the opinions required by Item 601(b)(8) of Regulation S-K. In this regard, we note disclosure that "[i]t is intended" the transactions will qualify as exchanges and that it is "unclear" whether the merger will qualify as a reorganization. It is permissible for counsel to provide a "should" or "more likely than not" opinion, rather than a "will"
       opinion, if the disclosure and opinion explains the reasons for the uncertainty and the related risks to investors.
Unaudited Pro Forma Condensed Combined Financial Information, page 119

27. You disclose on page 123 that the maximum redemption scenario reflects the redemption of the maximum number of GSR III Class A ordinary shares subject to possible redemption that can be redeemed while allowing both the minimum net tangible assets and GSR III available cash conditions to be met. This statement does not appear accurate as neither the no redemption scenario or the maximum redemption scenario presented on pages 124 and 125 appears to meet the minimum net tangible asset requirement of $5,000,001. Tell us and disclose how you intend to comply with the minimum net tangible asset requirement which is one of the conditions to the closing included in the Business Combination Agreement.
28. Please disclose the amount and the computation of the total merger consideration, as well as the per share merger consideration.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 125

29. Please disclose the pro forma common stock authorized, issued and outstanding on the face of the pro forma balance sheet.
 June 12, 2025
Page 6
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Pro Forma Presentation, page 127

30. Please revise footnote (19) to disclose that the Total PubCo Ordinary Shares presented on page 128 excludes the shares underlying the warrant issued to PAC.
31. Please explain to us why 549,000 Vesting Sponsor shares that are subject to certain vesting or forfeiture and cancellation conditions are included in the PubCo ordinary shares held by Sponsor in the Total PubCo Ordinary Shares table on page 128, but are excluded from the sponsor ownership tables include in the Letter to Shareholders of
       GSR III as well as the adjusted sponsor shares amount on page 10.
2. Accounting Treatment for the Transaction, page 128

32. We note your disclosure here that PubCo's acquisition of GSR III will be treated as an asset acquisition in accordance with ASC 805-50, as GSR III does not meet the ASC
       805 definition of business. The net assets of GSR III will be stated at their carrying values, which are deemed to be stated at their respective fair values, and no goodwill will be recognized. . It appears to us that the business combination should be accounted for as a reverse recapitalization based on your conclusion that Terra
       Innovatum has been determined to be the accounting acquirer. As such, the financial statements of the combined entity should represent a continuation of the financial statements of Terra Innovatum with the business combination being treated as the equivalent of Terra Innovatum issuing stock for the net assets of GSR
III,
       accompanied by a recapitalization. Please revise your disclosures to present the appropriate accounting treatment.
3. Adjustments to Unaudited Pro Forma Condensed Combined Balance as of December 31,
2024, page 129

33. We note your disclosure that you will pay PAC a $2.5 million success fee payable in cash at the Closing. Please tell us and disclose how is the success fee reflected in the pro forma financial statements.
34. We note your disclosure in adjustment 3(g) and in adjustment 4(b), that as the GSR III net assets acquired primarily consist of monetary assets, Cash and Investments held in
       Trust Account, it was determined to not be appropriate to allocate the excess of the fair value of the PubCo Ordinary Shares transferred to the GSR III net assets acquired as this would result in the recognition of an immediate loss when subsequent U.S.
       GAAP were to be applied. As such, the excess of the fair value of the PubCo Ordinary
       Shares transferred over the GSR III net assets acquired has been recorded to Other operating costs in the unaudited pro forma condensed combined statement of
       operations for the year ended December 31, 2024. Please explain to us, and revise to disclose, your basis of accounting under US GAAP for recording this difference as an expense item.
 June 12, 2025
Page 7
35. We note your disclosure in adjustment 3(o), that Terra Innovatum expects to enter into a bridge loan agreement. Any related adjustments will be included once the agreement has been executed and analyzed. We also note your disclosure on page 149 that on
       May 4, 2025, you entered into a debt note subscription agreement (the
Bridge Loan   )
       for five debt notes for the principal amount of $100,000 each, having an aggregate value equal to $500,000. We also note that you entered into a letter agreement to convert the Bridge Loan into ordinary shares of Terra Global if the Merger is completed. Please revise your pro formas to include this debt and expected conversion into common shares.
4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2024, page 136

36.    As you will become a taxpaying entity following the completion of your planned
       merger, please provide the income tax effect in your pro forma financial statements and disclosures.
37. We note your disclose on page F-15 that the compensation expense related to the GSR
       Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-
       based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares. Please explain to us how you have considered this potential compensation expense in your pro forma financial statements. Business of Terra Innovatum and Certain Information About Terra Innovatum, page 138

38. We note your disclosure that you aim to achieve commercial deployment of SOLO by
       2028. Please provide more information on the estimated cost to complete this; we note the disclosure on page 36 that your aggregate capital upon completion of the business combination will not be sufficient to finance your business plan. Include in your revised disclosure the specific, expected timeline for commercial, product development and regulatory milestones that need to be hit in order to achieve commercial deployment.
Patents and Property Rights, page 146

39. Please revise this section to identify the duration and effect of all intellectual property on which you rely.
Management's Discussion and Analysis of Financial Condition and Results and Operations of
Terra
Business Combination and Public Company Costs, page 150

40. We note your disclosure here that PAC will be entitled to 623,000 shares subject to vesting conditions tied to certain milestones. We also note your disclosure on page
       xxv that only 400,000 shares issuable to PAC are contingently issuable. Please revise to clarify whether all 623,000 shares are contingently issuable.
 June 12, 2025
Page 8

Liquidity, Going Concern, and Capital Resources, page 154

41. Please quantify and more fully disclose and discuss your short- and long-term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders, and your target deployment schedule of the SOLO reactor which is expected to achieve commercialization by 2028.

Information About GSR III, page 162

42.    Please describe the general character of the Sponsor's business. See
Item 1603(a)(2) of
       Regulation S-K.
43. Describe any agreement, arrangement, or understanding between the SPAC sponsor and the SPAC, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. See Item 1603(a)(5).
44. We note your disclosure here about the prior SPAC experience of the managers of
       Sponsor. Please revise to include extensions of prior SPACs and redemption levels experienced by prior SPACs in connection with any extension request and/or business combination.
Anti-Takeover Provisions, page 205

45. With a view toward disclosure, please tell us why the column under Rights of PubCo
       Shareholders is blank. We note, in this regard, the disclosure on page 185 that preferred shares will have 10,000 votes for each share.
Proposal No. 1 - The Business Combination Proposal, page 214

46. State whether or not a majority of the directors (or members of a similar governing body) of GSR III have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. See Item 1606(d) of Regulation S-K.
47. We note your disclosure on page 78 that GSR III's amended and restated memorandum and articles of association renounce its interest in any corporate
       opportunity. Please address whether this impacted your search for an acquisition target.
 June 12, 2025
Page 9
Where You Can Find More Information, page 221

48. We note your disclosure that "[a]ll information contained in this proxy statement/prospectus relating to GSR III has been supplied by GSR III, and all such
       information relating to Terra Innovatum has been supplied by Terra Innovatum" and that "[i]nformation provided by either GSR III or Terra Innovatum does not constitute any representation, estimate, or projection of any other party." Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that GSR III or Terra disclaim responsibility for any of the disclosures in the registration statement. Index to Financial Statements, page F-1

49. Please update your financial statements and related financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.
Exhibits

50. Please file all material agreements, including but not limited to, the employment agreements referenced in your document. See Item 601(b)(10) of Regulation S-K.
51. Please revise the footnotes to clarify which section of 601(b) of Regulation S-K you are relying on to omit information in the exhibits.
General

52. We note your disclosure on page 14 that holders of GSR III Public Units will receive one-seventh of one GSR Right. Explain how you will handle circumstances when holders own more or fewer than seven rights at the time the business combination is consummated.
53. In tabular format, disclosure the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC Sponsor and its affiliates may sell securities of the SPAC, including the date(s) on which the agreement, arrangement, or understanding may expire; the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. See Item
       1603(a)(9) of Regulation S-K.
54. We note your disclosure that the Sponsor, PubCo, or their directors, officers, advisors or affiliates may purchase shares in privately negotiated transactions with the intent to increase the likelihood that the business combination proposal, merger proposal, and adjournment proposal are approved. Please provide your analysis as to how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender
       Offers Rules and Schedules Compliance and Disclosures Interpretation 166.01, please provide an analysis as to how it applies to your circumstances.
 June 12, 2025
Page 10
55. With a view toward disclosure, please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please add risk factor disclosure to state that this could impact your ability to complete your initial business combination. For example, this transaction may be subject to review by a U.S.
       government entity, such as the Committee on Foreign Investment in the United States
       (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.
56. With respect to your conflicts of interest disclosure please provide such disclosure between: on one hand, the SPAC sponsors, their affiliates, SPAC officers, SPAC directors, or promoters, target company officers or target company directors; and, on the other hand, unaffiliated security holders of the SPAC. See Items 1604(a)(4),
       1604(b)(4) and 1603(b) of Regulations S-K.
57. We note your disclosure on page 149 that after the merger, the lender will receive a
       3% commission on "funds raised through a related PIPE transaction" and disclosure on page 66 regarding the retention of a placement agent for a private placement. We also note various references to "investor presentations." If you plan to raise funds via
       PIPE transaction or other capital-raising mechanism, please revise the relevant sections of your filing to discuss the transaction(s).
58. Please revise to address in your disclosures regarding post-transaction ownership and future dilution the "Bridge Loan Conversion" and warrants referenced on page F-33.
59. In light of your disclosure on page xvi, please provide us your analysis of whether the combined company will be foreign private issuer. Add any appropriate risk factors.
60. Refer to your disclosures on pages xxxi and 61. Revise to state clearly whether shareholders have appraisal rights.
61. Please revise your cover page to disclose the consideration that Terra Innovatum
       Quotaholders will receive in the business combination, including the additional
       PubCo preferred shares to which you refer, and how much of the combined company they will own. This includes the percentage of outstanding equity and the voting power they will hold; we note the disclosure on page 185 that PubCo preferred shareholders are entitled to 10,000 votes per share. Tell us how your disclosure elsewhere, including the post-transaction and beneficial ownership tables, accounts for the terms of the preferred shares. Also tell us how you intend to complete the offer and sale of the preferred shares and underlying ordinary shares. We note that your fee table does not appear to include these securities.
 June 12, 2025
Page 11

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing